DOC ID ----> 202233401574



DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
11/30/2022	202233401574	OHIO LLC - ARTICLES OF ORGANIZATION (LCP)	99.00	200.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

CRAWFORD GLANKLER LLC
10921 REED HARTMAN HWY.,
STE. 213
CINCINNATI, OH 45242

STATE OF OHIO
CERTIFICATE

Ohio Secretary of State, Frank LaRose

4961513

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

LION CAPITAL PORTFOLIO I, LLC

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
OHIO LLC - ARTICLES OF ORGANIZATION	**202233401574**
Effective Date: 11/30/2022	



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 30th day of November, A.D. 2022.

Ohio Secretary of State



DOC ID ----> 202233401574

Form 610 Prescribed by:

Frank LaRose
Ohio Secretary of State

Date Electronically Filed: 11/30/2022

Telphone: 877.767.3453

OhioSoS.gov | business@OhioSoS.gov

File online or for more information: OhioBusinessCentral.gov

Articles of Organization for a Domestic Limited Liability Company

Filing Fee: $99

Form Must Be Typed

115-LCA

Name of Limited Liability Company: Lion Capital Portfolio I, LLC

(Name must include one of the following words or abbreviations: "limited liability company", “limited”, "LLC", "L.L.C.", "ltd.", or "ltd".)

Optional: Effective Date (MM/DD/YYYY) 11/30/2022 Effective Time

Pursuant to Ohio Revised Code Section 1706.16(D), a limited liability company is formed when the articles of organization are filed by the secretary of state or at any later date or time specified in the articles of organization. Pursuant to Ohio Revised Code Section 1706.172(D), articles of organization delivered to the Ohio Secretary of State for filing may specify an effective time and a delayed effective date of not more than ninety days following the date of receipt by the Secretary of State. Articles of organization are effective as provided in Ohio Revised Code Section 1706.172(D).

Optional: Purpose

Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

Lion Capital Portfolio I, LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the limited liability company may be served. The complete address of the agent is:

JOHN R GLANKLER

(Name of Statutory Agent)

10921 REED HARTMAN HWY, STE. 213

(Mailing Address)

CINCINNATI	OH	45242

(Mailing City)   (Mailing State)   (Mailing ZIP Code)

Acceptance of Appointment

The Undersigned, | JOHN R GLANKLER | , named herein as the

(Name of Statutory Agent)

Statutory agent for | Lion Capital Portfolio I, LLC |

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature | JOHN R GLANKLER |

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)

If applicable, attach a statement as provided in division (B)(3) of section 1706.761 of the Ohio Revised Code to state that the LLC may have one or more series of assets subject to limitations.

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required

Articles of Organization shall be signed by at least one person.

If the person is an individual, then he or she must sign on the "signature" line and print his or her name in the "Print Name" Box.

If the person is a business entity, please print the name of the entity in the "Signature" box and an authorized representative of the business must sign in the "By" box and print his or her name and title or authority in the "Print Name Box."

JOHN R. GLANKLER

Signature

AUTHORIZED REPRESENTATIVE

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name